U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File No.: 001-04192

MFC Bancorp Ltd.

(Translation of Registrant's name into English)

2-4 Merrion Row, Dublin 2, Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC BANCORP LTD.

By:	/s/ Samuel Morrow

Samuel Morrow

Chief Financial Officer

Date:	May 15, 2018

NEWS RELEASE

NEW YORK (May 15, 2018) . . . MFC Bancorp Ltd. (“MFC”) announced that Gerardo Cortina has retired from the board of directors of MFC effective today in order to focus on and pursue his own outside ventures.

The Corporation wishes to thank Mr. Cortina for his service to MFC and wishes him the best in his future endeavours.

All stakeholders who have questions regarding the information in this news release may contact investor relations at North American toll free line: 1 (844) 331 3343 (International callers: +1 (604) 662 8873. Questions may also be emailed to Rene Randall at rrandall@bmgmt.com.